Exhibit 99.2

YY Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: YY)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 20, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of YY Inc. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on December 20, 2019 at 2 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof. At the AGM, the following resolutions will be considered, and if thought fit, passed as special resolutions:

“THAT subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Registrar”) being obtained, the name of the Company be and is hereby changed from “YY Inc.” to ‘JOYY Inc.’ with effect from the date of registration as set out in the certificate of incorporation on change of name issued by the Registrar, and that any one director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his/her absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.”

The board of directors of the Company has fixed the close of business on November 20, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Citibank N.A., the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.yy.com/, or by contacting YY Inc. at ir@yy.com, or by writing to YY Inc. at Building B-1 North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, telephone: +86 (20) 8212-0000.

By Order of the Board of Directors,

/s/ David Xueling Li
David Xueling Li
Chairman of the Board of Directors and
Chief Executive Officer

Guangzhou, China

November 15, 2019

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